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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            NTS-Properties VII, Ltd.
                       (Name of Subject Company (issuer))

                  NTS-Properties VII, Ltd. (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VII and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee
----------------------------------------  -------------------------------------
Previously Paid
----------------------------------------  -------------------------------------

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party tender offer subject to rule 14d-1.
     [X]   issuer tender offer subject to rule 13e-4.
     [ ]   going private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 6 dated October 4, 2001 supplements and amends the
Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 14, 2001 by NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), J.D. Nichols and Brian F. Lavin. The Original Statement was subsequently amended by filing Amendment No. 1 on June 18, 2001, Amendment No. 2 on June 29, 2001, Amendment No. 3 on July 30, 2001, Amendment No. 4 on August 31, 2001 and Amendment No. 5 on September 21, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the sixth amendment to the Original Statement by including a copy of a notice sent by the Partnership to limited partners dated October 4, 2001 notifying limited partners that the Offer expires on October 12, 2001. The notice is included as Exhibit (a)(1)(x) to this Amendment No. 6 to Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(1)(x) Notice sent by the Partnership to Limited Partners dated October 4, 2001.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 4, 2001             NTS-PROPERTIES VII, Ltd., a Florida limited
                                     partnership

                                     By: NTS-PROPERTIES ASSOCIATES VII
                                         General Partner


                                     By: /s/ J. D. Nichols
                                         --------------------------------------
                                         J.D. Nichols, Managing General Partner


                                     ORIG, LLC, a Kentucky limited
                                     liability company.

                                     By: /s/ J. D. Nichols
                                         --------------------------------------
                                         J.D. Nichols, Manager


                                     /s/ J. D. Nichols
                                     ------------------------------------------
                                     J. D. Nichols, individually



                                     /s/ Brian F. Lavin
                                     ------------------------------------------
                                     Brian F. Lavin, individually






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                                    EXHIBITS


 Exhibit
  Number          Description
 -------          -----------
(a)(1)(x)         Notice sent by the Partnership to Limited Partners dated
                  October 4, 2001.




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